

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2013

Via E-mail
Bruce D. Davis, Jr.
PVR GP, LLC
Three Radnor Corporate Center, Suite 301
100 Matsonford Road
Radnor, Pennsylvania 19087

   Re: **PVR Partners, L.P.**
      Registration Statement on Form S-4
      Filed December 18, 2012
      File No. 333-185535

Dear Mr. Davis:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the senior notes and guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5,1991) and Shearman & Sterling, SEC No-Action Letter (July 2,1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Registration Statement Cover Page

2. Please revise to reflect your current primary standard industrial classification code of 4922.

Exchange Offer, page 13

Extensions, Delays and Acceptance, Termination or Amendment, page 16

3.   We note your disclosure under this heading indicating that you may delay acceptance of any old notes. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, please so state.

4.   Please expand your disclosure to describe in more detail or advise us as to how notice of an extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Exchange Act Rule 14e-1(d).

Procedures for Tendering , page 17

Determinations under the Exchange Offer, page 17

5.   We note disclosure in the last paragraph on page 17, in the second paragraph on page 18 and in the penultimate paragraph on page 18 indicating that you will deliver new notes or return any old notes "as soon as practicable" after expiration or termination of the exchange offer. Exchange Act Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise in these passages and throughout the document, as necessary.

Description of Notes, page 22

Brief Description of the Notes and the Guarantees, page 22

The Guarantees, page 24

6.   We note your disclosure on page 25 and elsewhere regarding the release of guarantees in certain circumstances. With a view to understanding how the guarantees satisfy the requirements of Item 3-10 of Regulation S-X and, specifically, how such guarantees constitute "full and unconditional" guarantees even though the terms of the indenture allow for the release of such guarantees under certain circumstances, please provide us with your analysis. Please discuss each release provision in individual detail. We refer you to Sections 2510.4 and 2510.5 of the Financial Reporting Manual located at our website www.sec.gov for additional guidance.

Letter of Transmittal, page 70

7.   Please delete the language in the letter of transmittal requiring the noteholder to acknowledge "review" of the Prospectus.

Item 20. Indemnification of Directors and Officers, page II-1

8.   We note your disclosure of certain indemnification provisions for PVR Partners, L.P. and Penn Virginia Finance Corporation II. Please expand this disclosure to provide a discussion of the indemnification of directors and officers of the guarantors as required by Item 702 of Regulation S-K.

Signatures, page II-6

9.   Please revise the first signature block to include PVR FINCO LLC.

Exhibit 5.1: Opinion of Vinson & Elkins L.L.P.

10.   Please have counsel revise the penultimate paragraph to include the laws of the states of Oklahoma, Texas and West Virginia and of the Commonwealth of Virginia or obtain an opinion from counsel in these jurisdictions with respect to the matters set forth in Section II.B.1.e of Staff Legal Bulletin No. 19 (October 14, 2011) with respect to the guarantees of PVR Hydrocarbons LLC, PVR Laverne Gas Processing LLC, PVR NEPA Gas Gathering, LLC LJL, LLC and Kanawha Rail LLC.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Leslie, Staff Attorney, (202) 551-3876, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Adorys Velazques
        Vinson & Elkins L.L.P.